[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
January 11, 2018
Angela Mokodean Senior Counsel Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:	Guggenheim Strategic Opportunities Fund Registration Statement on Form N-2 (File Nos. 333-221873 and 811-21982)
Dear Ms. Mokodean:
The purpose of this letter is to confirm that the Financial Industry Regulatory Authority ("FINRA") has reviewed the terms and arrangements of the offering by Guggenheim Strategic Opportunities Fund (the “Fund”), pursuant to the registration statement on Form N-2 (the “Registration Statement”) filed by the Fund on December 1, 2017, and has issued a conditional no objection letter to the Fund. Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.
Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy